UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

As previously disclosed, on February 21, 2025, Chijet Motor Company, Inc. (the “Company”) entered into a stock purchase agreement (the “Agreement”) with Too Express Group Inc., a Delaware corporation engaged in the delivery and transportation business (“Too Express”) and each of the holders of Too Express’s outstanding capital shares (collectively, the “Sellers”) to acquire an aggregate of 80% of the equity interests in Too Express. The transactions contemplated in the Agreement closed effective as of April 28, 2025, where 23,255,814 Class A ordinary shares of the Company, the value of which the parties agreed to be $40,000,000, were issued to the Sellers as the purchase price and an aggregate of 80% of the equity interests in Too Express were transferred to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer